CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

March 31, 2020 and 2019
(unaudited)

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Financial Position
(unaudited - stated in thousands of United States Dollars)

As at	Note	March 31, 2020	December 31, 2019
Assets
Current assets
Cash & cash equivalents		$530,897	$707,206
Accounts receivable	8	16,044	16,678
Inventories	9	134,883	47,686
Prepaid expenses and deposits		24,653	9,589
Income tax receivable		15,103	13,471
		721,580	794,630
Non-current assets
Other long-term assets	10	130,925	255,329
Mining interests and plant and equipment	11	4,975,247	1,496,926
Intangibles	3	92,653	—
Deferred tax assets		29,275	10,732
		$5,949,680	$2,557,617
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$239,583	$151,760
Share based liabilities	12	14,263	36,783
Lease obligations		10,068	10,176
Income tax payable		198,015	188,450
Provisions		15,921	29,776
		477,850	416,945
Non-current liabilities
Share based liabilities	12	3,174	18,474
Lease obligations		16,294	5,140
Provisions		144,842	43,987
Deferred tax liabilities		983,172	256,317
		$1,625,332	$740,863
Shareholders' equity
Share capital		3,689,230	886,309
Reserves		31,687	28,843
Accumulated other comprehensive income (loss)		(459,206)	14,571
Retained earnings		1,062,637	887,031
		4,324,348	1,816,754
		$5,949,680	$2,557,617

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income
For the three months ended March 31, 2020 and March 31, 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts)

		Three months ended	Three months ended
	Note	March 31, 2020	March 31, 2019
Revenue		$554,738	$304,912
Production costs		(161,592)	(70,040)
Royalty expense		(21,249)	(8,284)
Depletion and depreciation	11	(92,839)	(41,300)
Earnings from mine operations		279,058	185,288
Expenses
General and administrative		(12,562)	(12,099)
Transaction costs	4	(33,838)	—
Exploration		(5,931)	(12,022)
Care and maintenance		(2,890)	(196)
Earnings from operations		223,837	160,971
Other income (loss), net	6	72,205	(2,117)
Finance items
Finance income	7	2,596	1,438
Finance costs	7	(4,113)	(703)
Earnings before income taxes		294,525	159,589
Current income tax expense		(70,130)	(40,921)
Deferred income tax expense		(21,517)	(8,522)
Net earnings		202,878	110,146
Other comprehensive income (loss)
Items that have been or may be subsequently reclassified to net earnings:
Exchange differences on translation of financial statements to reporting currency		(368,409)	15,399
Items that will not be subsequently reclassified to net earnings:
Changes in fair value of investments in equity securities, net of tax	10	(105,368)	952
Total other comprehensive (loss) income		(473,777)	16,351
Comprehensive (loss) income		($270,899)	$126,497

Basic earnings per share	13(b(ii))	$0.79	$0.52
Diluted earnings per share	13(b(ii))	$0.77	$0.52

Weighted average number of common shares outstanding (in 000's)
Basic	13(b(ii))	257,418	210,193
Diluted	13(b(ii))	258,360	211,967
The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2020 and March 31, 2019
(unaudited - stated in thousands of United States Dollars)

		Three months ended	Three months ended
	Note	March 31, 2020	March 31, 2019
Operating activities
Net earnings		$202,878	$110,146
Adjustments for the following items:
Depletion and depreciation		92,839	41,300
Share based compensation	4	(35,170)	3,476
Other (income) loss, net		(70,668)	1,944
Finance items, net		(838)	(735)
Loss on derivatives		2,355	—
Income tax expense		91,647	49,443
Accretion on long-term debt		298	—
Cash reclamation expenditures		(880)	(184)
Change in non-cash working capital	14	(12,216)	(8,429)
Operating cash flows before interest and income taxes		270,245	196,961
Interest received		2,596	1,438
Income tax paid		(31,335)	(22,597)
Net cash provided by operating activities		241,506	175,802
Investing activities
Additions to mining interests	11	(71,981)	(40,530)
Additions to plant and equipment	11	(38,656)	(38,710)
Additions to other long-term assets		—	(2,074)
Investments in public and private entities	10	(3,203)	(4,610)
Payments received from sub-leases		70	66
Other proceeds		511	—
Transfer from (to) restricted cash, net		—	(169)
Cash and cash equivalents acquired in Detour acquisition	4	173,916	—
Net cash from (used in) investing activities		60,657	(86,027)
Financing activities
Net credit facility repayment		(98,643)	—
Unwinding of derivative liabilities		(30,259)	—
Proceeds from exercise of stock options	13(a)	1,170	668
Interest paid		(1,048)	(423)
Payment of lease obligations		(3,415)	(3,679)
Share repurchases	13(a)	(329,849)	—
Payment of dividends	13(a)	(12,577)	(6,328)
Net cash used in financing activities		(474,621)	(9,762)
Impact of foreign exchange on cash balances		(3,851)	3,871
Change in cash		(176,309)	83,884
Cash, beginning of year		707,206	332,227
Cash, end of period		$530,897	$416,111
Supplemental cash flow information – Note 14
The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Changes in Equity
(unaudited - stated in thousands of United States Dollars, except share information)

		Share Capital		Reserves	Accumulated other comprehensive income (loss)		Retained earnings	Shareholders' equity
	Note	Shares (000s)	Amount	Share based payments and other reserves	Foreign currency translation	Investment revaluation
Balance at December 31, 2018		209,823	$923,964	$35,135	($103,373)	$15,462	$391,918	$1,263,106
Exercise of share options, including transfer from reserves	13(a)	172	960	(292)	—	—	—	668
Share issuance		258	—	(1,265)	—	—	—	(1,265)
Share based payments expense		—	—	1,172	—	—	—	1,172
Foreign currency translation		—	—	—	15,399	—	—	15,399
Change in fair value of investments in equity securities, net of tax		—	—	—	—	952	—	952
Dividends declared	13(a)	—	—	—	—	—	(6,326)	(6,326)
Net earnings		—	—	—	—	—	110,146	110,146
Balance at March 31, 2019		210,253	$924,924	$34,750	($87,974)	$16,414	$495,738	$1,383,852
Balance at December 31, 2019		209,625	886,309	28,843	(60,234)	74,805	887,031	1,816,754
Exercise of share options, including transfer from reserves	13(a)	72	1,319	(149)	—	—	—	1,170
Reclassification of foreign currency translation		—	—	—	(7,378)	—	7,378	—
Acquisition of Detour Gold Corporation	4	77,217	3,131,451	2,993	—	—	—	3,134,444
Foreign currency translation		—	—	—	(361,031)	—	—	(361,031)
Change in fair value of investments in equity securities, net of $11,204 tax recovery		—	—	—	—	(105,368)	—	(105,368)
Dividends declared	13(a)	—	—	—	—	—	(34,650)	(34,650)
Share repurchases	13(a)	(9,714)	(329,849)	—	—	—	—	(329,849)
Net earnings		—	—	—	—	—	202,878	202,878
Balance at March 31, 2020		277,200	$3,689,230	$31,687	($428,643)	($30,563)	$1,062,637	$4,324,348

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the "Company"), is a publicly listed entity incorporated in the province of Ontario, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), and the New York Stock Exchange ("NYSE") under the symbol "KL" and the Australian Securities Exchange ("ASX") under the symbol “KLA”. The Company’s head office, principal address and records office are located at 200 Bay Street, Suite 2800, Toronto, Ontario, Canada, M5J 2J1.

The Company is a growing gold producer with five wholly-owned operating mines, two wholly-owned mines currently on care and maintenance and several exploration properties in Canada and Australia. On January 31, 2020, the Company completed the acquisition of Detour Gold Corporation ("Detour") (see Note 4).

2. BASIS OF PREPARATION

(a)	Statement of Compliance

These condensed consolidated interim financial statements (the "Interim Financial Statements") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2019, except as noted below under adoption of new accounting standards. In addition, the accounting policies have been expanded as a result of the acquisition of Detour to include the accounting for deferred stripping costs and intangibles as discussed in note 3. The Interim Financial Statements do not contain all disclosures required by International Financial Reporting Standards ("IFRS") and accordingly should be read in conjunction with the 2019 annual consolidated financial statements and the notes thereto. The Interim Financial Statements were approved by the Company’s Board of Directors on May 5, 2020.

The Interim Financial Statements have been prepared on a historical cost basis except for financial instruments, as set out in the accounting policies in note 3 of the 2019 annual consolidated financial statements.

(b)	Use of estimates and judgments

The preparation of financial statements in compliance with IAS 34 requires management to make certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2019.

3. ADOPTION OF NEW ACCOUNTING STANDARDS

(a)	Accounting policies adopted in Q1 2020

Deferred Stripping Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically, the process of which is referred to as stripping. Effective January 31, 2020, in conjunction with the acquisition of Detour, the Company adopted a new accounting policy in relation to production phase stripping costs incurred at open pit mining operations. The accounting for production phase stripping costs is in line with the requirements of IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Once an open pit mining operation (or pit) is determined to no longer be in the pre-production stage, costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to deferred stripping costs within Mining Interests.

Production phase stripping costs, which are those incurred during the production stage of a mine (or pit), are accounted for as costs of inventory produced during the period, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body.

Production phase stripping costs generate a future economic benefit when the related stripping activity improves access to a component of the ore body to be mined in the future, increases the fair value of the mine (or pit) or increases its productive capacity. Production phase stripping costs that are expected to generate a future economic benefit are capitalized as deferred stripping costs within Mining Interest. Deferred stripping costs are depreciated on a units of production ("UOP") basis whereby the denominator is the estimated ore tonnes considered probable of economic extraction based on the current life of mine ("LOM") plan that benefit from the stripping activity.

Intangibles

On January 31, 2020, as part of the Detour acquisition, the Company acquired an electricity contract under which the Detour Lake mine is paying below market rates over a five year period. This represents an intangible to the Company in the form of a contract asset and as such, an accounting policy for intangibles was adopted by the Company.

The accounting policy requires that intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition. Definite life intangibles, such as contract assets, are subsequently depreciated over the life of the contract. The contract asset acquired by the Company on the acquisition of Detour is being depreciated over the remaining 5 year contract period.

(b)	New accounting standards and amendments effective in the period

The Company has adopted the following amendments to accounting standards, effective January 1, 2020. These changes were made in accordance with the applicable transitional provisions.

IFRS 3, Business Combinations

The IASB issued an amendment to IFRS 3, Business Combinations to facilitate companies in assessing whether the activities and assets that they acquire under a transaction are the acquisition of a group of assets or a business. The amendment confirmed that a business must include inputs and process and clarified that the process must be substantive; and the inputs and process must together significantly contribute to creating outputs. In addition, the amendment narrowed the definition of a business and added an optional concentration test that can be performed to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The amendment was adopted by the Company prospectively effective January 1, 2020 and was applied in relation to the Detour acquisition in Q1 2020 and the transaction was determined to be the acquisition of a business.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

(c)	Standards and amendments issued but not yet effective or adopted

IAS 1, Presentation of Financial Statements

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes:
(i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. The amendment is not expected to materially affect the classification of liabilities on the Company's financial statements, however an assessment will be performed prior to the effective date of January 1, 2022.

4. ACQUISITION OF DETOUR

On November 25, 2019, the Company entered into an Arrangement Agreement to acquire all of the issued and outstanding common shares of Detour, with Detour shareholders receiving 0.4343 of a Kirkland Lake common share for every one Detour share ("Exchange Ratio"). Upon closing of the transaction on January 31, 2020, the Company issued 77,217,129 Kirkland Lake common shares to the former shareholders of Detour. Furthermore, all outstanding stock options of Detour that were not exercised prior to the acquisition date, have been exchanged under the agreement at the Exchange Ratio, resulting in the issuance of 190,069 replacement options.

Subsequent to the share issuance, Kirkland Lake and former Detour shareholders owned 73% and 27%, respectively of the shares of the combined Company. With the completion of the transaction, Detour has become a wholly owned subsidiary of Kirkland Lake, and the Company is now the owner and operator of Detour Lake, a large-scale, open-pit gold mine in Northern Ontario. The acquisition adds a third cornerstone asset to the Company’s portfolio. Like the Company's other two cornerstone assets.

The Company determined that the transaction represents a business combination under IFRS 3 Business Combinations ("IFRS 3"), with Kirkland Lake identified as the acquirer and as such, the transaction has been accounted for using the acquisition method of accounting in accordance with IFRS 3. Based upon the January 31, 2020 opening share price of the Company's common shares, the total purchase price consideration of the acquisition was $3,134,444. Acquisition related costs of $33,838 were recorded in the Company's condensed consolidated interim statements of operation and comprehensive income in Q1 2020.

The table below presents the purchase price consideration and the Company's preliminary allocation of the purchase price to the assets acquired and liabilities assumed. In line with the requirements of IFRS 3, the Company has 12 months from the acquisition date to adjust the preliminary purchase price allocation should a material change arise that impacts the fair value of the assets and liabilities acquired.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Purchase Price
Fair value of common shares issued	$3,131,451
Fair value of replacement stock options issued	2,993
$3,134,444

Purchase Price Allocation
Cash and cash equivalents	173,916
Accounts receivable	8,694
Inventories	129,355
Other current assets	22,087
Mining interest & Property, Plant and Equipment[1]	3,825,364
Intangibles	101,286
Other long-term assets	8,028
Total identifiable assets acquired	4,268,730

Accounts payable and accrued liabilities	(100,921)
Other current liabilities	(29,014)
Debt	(99,673)
Provisions and other non-current liabilities	(132,305)
Deferred tax liabilities	(772,373)
Total identifiable liabilities assumed	(1,134,286)
Total identifiable net assets	3,134,444
1 Includes $16,153 of right-of-use ('ROU') assets.

The Company began consolidating the operating results, cash flows and net assets of Detour from January 31, 2020. As such, Detour contributed revenue of $179,389 and earnings before income taxes of $41,852 to the Company's results during the two-month period ended March 31, 2020. Total consolidated revenue and earnings before tax for the Company in Q1 2020 was $554,738 and $294,525, respectively. If the acquisition of Detour had taken place on January 1, 2020, pro forma total consolidated revenue and earnings before income taxes for the Company would have been $601,339 and $287,076, respectively, for the three months ended March 31, 2020.

A functional currency assessment was performed upon acquisition of Detour and it was determined that the Canadian dollar is the currency that primarily influences the economic environment in which the entity operates. As such, Detour adopted the Canadian dollar as its functional currency effective January 31, 2020.

5. EMPLOYEE BENEFITS EXPENSE

The following employee benefits expenses are included in production costs and general and administrative costs for the three months ended March 31, 2020 and 2019 include the following:

	Three months ended March 31, 2020	Three months ended March 31, 2019
Salaries, short-term incentives and other benefits	$64,431	$45,447
Share based payment (recovery) expense (note 12(iii))	(3,263)	3,476
	$61,168	$48,923

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

6. OTHER INCOME (LOSS), NET

Other income (loss), net for the three months ended March 31, 2020 and 2019 includes the following:

	Three months ended March 31, 2020	Three months ended March 31, 2019
Loss on disposal of plant and equipment and mining interest	($381)	($94)
Change in fair value of warrant investments (note 10)	(1,493)	(53)
Foreign exchange gain (loss), net	72,944	(2,143)
Other income	1,135	173
Other income (loss), net	$72,205	($2,117)

7. FINANCE ITEMS

Finance income and expense for the three months ended March 31, 2020 and 2019 includes the following:

	Three months ended March 31, 2020	Three months ended March 31, 2019
Interest income on bank deposits	$2,596	$1,438
Finance income	$2,596	$1,438

Interest on finance leases and other loans	1,048	423
Finance fees and bank charges	49	35
Unwinding of discount on rehabilitation provision	661	245
Loss on derivative contracts	2,355	—
Finance costs	$4,113	$703

8. ACCOUNTS RECEIVABLE

As at	March 31, 2020	December 31, 2019
Trade receivables	$142	$241
Sales tax and other statutory receivables	14,316	13,568
Other receivables	1,586	2,869
	$16,044	$16,678

The fair value of accounts receivable approximates their carrying amounts. None of the amounts included in accounts receivable at March 31, 2020 are past due.

Trade receivables represent the value of gold doré sold as at period end for which the funds are not yet received; gold sales are generally settled within 1-2 weeks after delivery to a refinery. There is no allowance for doubtful accounts or a recorded allowance for credit losses. In determining the recoverability of other receivables, the Company considers any change in the credit quality of the counterparty, with the concentration of the credit risk limited due to the nature of the counterparties involved.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

9. INVENTORIES

As at	March 31, 2020	December 31, 2019
Gold doré	$2,477	$791
Gold in circuit	28,523	10,941
Ore stockpiles	35,784	7,888
Supplies and consumables	68,099	28,066
	134,883	47,686

The cost of gold doré, gold in circuit, ore stockpiles (“metal inventory”), and supplies and consumables recognized as an expense and included in operating costs in the three months ended March 31, 2020 and 2019 are $162,398 and $69,965, respectively. During the three months ended March 31, 2020, there were write downs of inventory to net realizable value of $1,990 (three months ended March 31, 2019 - $nil). There were no reversals of write downs of inventory to net realizable value during the three months ended March 31, 2020 and 2019.

10. OTHER LONG-TERM ASSETS

As at	March 31, 2020	December 31, 2019
Investments in equity securities	$125,707	$253,540
Warrant investments	56	1,605
Deposits and other	38	184
Long-term inventories	5,124	—
	$130,925	$255,329

Long-term inventories include long-term stockpiles expected to be processed beyond the next 12 months and long-term supplies and consumables expected to be used beyond the next 12 months.

Investments in equity securities

Changes in the investments in equity securities for the three months ended March 31, 2020 and year ended December 31, 2019 are as follows:

	Three months ended March 31, 2020	Year ended December 31, 2019
Balance, beginning of year	$253,540	$141,781
Acquisition of investments	3,203	34,026
Unrealized (loss) gain	(116,573)	68,891
Foreign currency translation	(14,463)	8,842
Investments in equity securities, end of year	$125,707	$253,540

The fair value of the investments and warrants held as at March 31, 2020 and December 31, 2019 are as follows:

Investments in equity securities	Shares held at March 31, 2020	Fair value as at December 31, 2019	Purchase/(sales)	Unrealized gain/(loss)	Foreign currency translation	Fair value as at March 31, 2020
Osisko Mining Inc.	32,627,632	101,757	—	(44,209)	(5,795)	51,753
Novo Resources Corp.	29,830,268	87,520	—	(47,747)	(4,551)	35,222
Wallbridge Mining Company Ltd.	57,846,500	39,943	268	(16,508)	(2,307)	21,396
Other		24,320	2,935	(8,109)	(1,810)	17,336
Total		$253,540	$3,203	($116,573)	($14,463)	$125,707

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

11. MINING INTERESTS AND PLANT AND EQUIPMENT

Three months ended March 31, 2020	Depletable	Non depletable	Total mining interest	Plant and equipment	Capital work-in-progress	Total
Cost
At January 1, 2020	$1,105,283	$161,073	$1,266,356	$576,635	$191,521	$2,034,512
Additions[1]	$107,828	($34,367)	$73,461	$41,447	$27,559	$142,467
Acquisition of Detour Gold Corporation[2]	$1,684,002	$336,756	$2,020,758	$1,684,235	$120,371	$3,825,364
Change in environmental closure assets (estimate and discount rate)	($20,567)	$115	($20,452)	$—	$—	($20,452)
Disposals	$—	$—	$—	($4,627)	$—	($4,627)
Foreign currency translation	($165,510)	($82,777)	($248,287)	($201,635)	($26,186)	($476,108)
Cost at March 31, 2020	$2,711,036	$380,800	$3,091,836	$2,096,055	$313,265	$5,501,156
Accumulated depreciation and depletion
At January 1, 2020	$376,197	$—	$376,197	$161,389	$—	$537,586
Depreciation	$51	$—	$51	$41,987	$6,695	$48,733
Depletion	$47,048	$—	$47,048	$—	$—	$47,048
Disposals	$—	$—	$—	($3,603)	($26)	($3,629)
Foreign currency translation	($43,712)	$37	($43,675)	($59,712)	($442)	($103,829)
Accumulated depreciation and depletion at March 31, 2020	$379,584	$37	$379,621	$140,061	$6,227	$525,909
Carrying amount at March 31, 2020	$2,331,452	$380,763	$2,712,215	$1,955,994	$307,038	$4,975,247
1Including transfer from construction in progress and transfer to depletable assets. Includes $18.5 million of ROU assets that were acquired with Detour Gold Corporation.
2 Includes $16.2 million of ROU assets that were acquired with Detour Gold Corporation.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Year ended December 31, 2019	Depletable	Non depletable	Total mining interest	Plant and equipment	Capital work-in-progress	Total
Cost
At January 1, 2019	$945,375	$106,138	$1,051,513	$385,344	$79,343	$1,516,200
Additions, including transfer from construction in progress[1]	149,237	52,387	201,624	208,577	105,965	516,166
Change in environmental closure assets (estimate and discount rate)	15,195	—	15,195	—	—	15,195
Disposals	(28,114)	(129)	(28,243)	(31,203)	—	(59,446)
Foreign currency translation	23,590	2,677	26,267	13,917	6,213	46,397
Cost at December 31, 2019	$1,105,283	$161,073	$1,266,356	$576,635	$191,521	$2,034,512
Accumulated depreciation and depletion
At January 1, 2019	$281,431	$—	$281,431	$117,599	$—	$399,030
Depreciation	455	—	455	61,709	—	62,164
Depletion	112,275	—	112,275	—	—	112,275
Disposals	(26,671)	—	(26,671)	(24,229)	—	(50,900)
Foreign currency translation	8,707	—	8,707	6,310	—	15,017
Accumulated depreciation and depletion at December 31, 2019	$376,197	$—	$376,197	$161,389	$—	$537,586
Carrying amount at December 31, 2019	$729,086	$161,073	$890,159	$415,246	$191,521	$1,496,926
1 Includes $6.0 million of costs associated with leases recognized upon adoption of IFRS 16.

Mining Interests

Non-depletable mining interests at March 31, 2020 of $380,763 (December 31, 2019 - $161,073) includes the addition of $336,756 (December 31, 2019 - $nil) for the acquired mineral resource around the Detour Lake mine, and $63,117 (December 31, 2019 - $115,663) for the carrying amount of various acquired exploration properties in the Northern Territory, with the change in amount related primarily to change due to foreign exchange impact, and the remainder due to capitalized exploration at the Northern Territory.

Plant and Equipment

Plant and equipment includes costs of $61,067 (December 31, 2019 - $46,377) and accumulated depreciation of $24,899 (December 31, 2019 - $22,237) related to capital equipment and vehicles under ROU assets.

12. SHARE BASED PAYMENT LIABILITIES

(i)	Long-term incentive plan ("LTIP")

The Company has an LTIP that provides for restricted share units ("RSUs") and performance share units ("PSUs") (collectively, “Share Units”) that may be granted to employees, officers and eligible contractors of the Company and its affiliates. A director of the Company is not eligible to participate in the LTIP unless he or she is also an employee of the Company. At the discretion of the Company's Board of Directors, the Company can issue common shares or cash or any combination thereof in satisfaction of the Company’s obligations under Share Units held by participants. The Company has historically equity-settled awards under the LTIP plan and accounted for them accordingly, however granted units that vested in 2019 were settled in cash, resulting in a change in the accounting to cash-settled. All remaining and future grants under the LTIP will be accounted for as cash-settled awards.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The value of an RSU and PSU at the grant date is equal to the fair market value of a common share of the Company on that date. Unless otherwise determined by the Compensation Committee, no RSU or PSU shall vest later than three years after the date of grant.

Movements in the number of the PSUs and RSUs for the three months ended March 31, 2020 and 2019 are as follows:

	Three months ended March 31, 2020		Three months ended March 31, 2019
	PSUs	RSUs	PSUs	RSUs
Balance, beginning of year	511,768	540,828	502,037	524,094
Granted	71,306	73,430	112,305	124,308
Cancelled	(11,294)	(11,295)	—	—
Redeemed	(225,411)	(242,468)	(84,298)	(89,298)
Balance, end of period	346,369	360,495	530,044	559,104

(ii)	Deferred share unit plan ("DSU Plan")

The Company has a DSU Plan for non-executive directors of the Company, which provides a cash payment, common shares, or a combination thereof on the date when a director ceases to be a director. The Company assumed phantom share units that were previously granted to Australian employees of Newmarket Gold Inc. as a result of a business combination that closed on November 30, 2016. Each phantom share unit entitles the holder to a cash payment on exercise based on market value of the Company's shares on the date of exercise less the strike price of the phantom share unit.

Changes in the number of deferred share units ("DSUs") and phantom share units outstanding during the three months ended March 31, 2020 and year ended December 31, 2019 are as follows:

	Three months ended March 31, 2020		Year ended December 31, 2019
	DSUs	Phantom share units	DSUs	Phantom share units
Balance at beginning of year	155,377	—	170,528	35,625
Granted	18,829	—	21,875	—
Redeemed	(54,251)	—	(37,026)	(35,625)
Balance, at end of period	119,955	—	155,377	—

Changes in the share based payment liabilities during the three months ended March 31, 2020 and year ended December 31, 2019 are as follows:

	Three months ended March 31, 2020	Year Ended December 31, 2019
Opening liability	$55,257	$4,276
Share based payment expense	(3,263)	9,307
Modification of share based payment	—	42,948
Redeemed RSUs, PSUs, DSUs and phantom share units (cash payments)	(31,907)	(2,453)
Foreign currency translation	(2,650)	1,179
Total share based payment liability	$17,437	$55,257
Current portion of share based payment liability	$14,263	$36,783
Long term share based payment liability	$3,174	$18,474

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

(iii)	Share based payment expense

The cost of share based payments is allocated to production costs (options granted to employees involved in the commercial operations at the mines and mill), and general and administrative costs (options granted to directors and corporate employees).

	Three months ended March 31, 2020	Three months ended March 31, 2019
Equity based instruments share based payment expense	$—	$1,172
Cash settled instruments share based payment (recovery) expense	($3,263)	$2,304
Total share based payment (recovery) expense	($3,263)	$3,476

The allocation of share based payment expense on the consolidated statement of operations and comprehensive income for the three months ended March 31, 2020 and 2019 is as follows:

	Three months ended March 31, 2020	Three months ended March 31, 2019
General and administrative	($2,457)	$3,401
Production costs	(806)	75
Total share based payment expense	($3,263)	$3,476

13. SHAREHOLDERS' EQUITY

The Company is authorized to issue an unlimited number of common shares without par value.

(a)	SHARE CAPITAL

As at March 31, 2020, the Company had 277,200,258 common shares outstanding (December 31, 2019 - 209,624,480).

Share capital issuances

–
During the three months ended March 31, 2020, the Company issued an aggregate of 72,149 common shares upon the exercise of 72,149 stock options for $1,319 (three months ended March 31, 2019 - the Company issued an aggregate of 172,416 common shares upon the exercise of 172,416 stock options for $960).

–
Upon closing of the Detour acquisition on January 31, 2020, the Company issued 77,217,129 common shares to the former shareholders of Detour with a fair value of $3,131,451. Furthermore, all outstanding stock options of Detour that were not exercised prior to the acquisition date have been exchanged under the agreement at the Exchange Ratio.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Repurchases

2020

–
For the three months ended March 31, 2020, the Company purchased 9,713,500 shares for $329,849 (C$443,064) pursuant to the Normal Course Issuer Bid. All of the shares acquired have been legally canceled as of March 31, 2020.

2019

–	For the three months ended March 31, 2019, the amount of shares repurchased was nil.

Dividends

Three months ended March 31, 2020

Dividend declaration date	Dividend paid date	Per share	Paid in the period USD	Paid in the period CAD	Reduction in retained earnings in the period
December 16, 2019	January 13, 2020	$0.06	$12,577	$—	$—
March 18, 2020	April 13, 2020	$0.125	$—	$—	$34,650
Total			$12,577		$34,650

Three months ended March 31, 2019

Dividend declaration date	Dividend paid date	Per share	Paid in the period USD	Paid in the period CAD	Reduction in retained earnings in the period
December 11, 2018	January 11, 2019	C$0.04	$6,328	C$8,393	$—
March 15, 2019	April 12, 2019	C$0.04	$—	$—	$6,326
Total			$6,328		$6,326

(b)	RESERVES

(i)	Share based payment compensation plans

In addition to the DSU and phantom share unit liabilities disclosed in note 12, the Company has the following outstanding equity based awards:

Stock options

During the three months ended March 31, 2020, the Company issued replacement options to purchase shares of the Company as part of the consideration for the Detour acquisition. Other than stock options issued as replacement options in business combinations, the Company has not issued stock options to its employees or directors since 2016.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Changes in stock options during the three months ended March 31, 2020 and 2019 were as follows:

	Three months ended March 31, 2020		Three months ended March 31, 2019
	Number of	Weighted average	Number of	Weighted average
	options	exercise price (C$)	options	exercise price (C$)
Balance, beginning of year	218,489	$4.44	897,409	$5.02
Replacement options from Detour acquisition	190,069	35.07	—	—
Exercised	(72,149)	21.78	(172,416)	5.16
Expired	(8,153)	5.61	(8,153)	5.72
Stock options outstanding, end of period	328,256	$18.33	716,840	$4.98
Stock options exercisable, end of period	328,256	$18.33	716,840	$4.98

Options are valued on the grant date using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate of the effects of non-transferability, exercise restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility of the Company.

Replacement options from the Detour acquisition were valued at the date of acquisition using the Black-Scholes option pricing model with the following weighted average assumptions:

Three months ended March 31, 2020
Weighted average exercise price per share	C$35.07
Risk-free interest rate	1.83%
Expected volatility	36.64%
Expected life	0.91
Weighted average per share grant date fair value	C$34.48

Stock Options Exercised

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc., St. Andrews Goldfields Ltd. and Detour Gold Corporation that were exercised during the three months ended March 31, 2020:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$5.61 - $35.55	72,149	January 1, 2020 - March 31, 2020	$45.32

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc. and St. Andrews Goldfields Ltd. that were exercised during the three months ended March 31, 2019:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$2.98 - $6.82	172,416	January 1, 2019 - March 31, 2019	$39.10

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

(ii)	Basic and diluted income per share

Basic and diluted income per share for the three months ended March 31, 2020 and 2019 is calculated as shown in the table below. The diluted income per share for the three months ended March 31, 2020 and 2019 includes the impact of certain outstanding options, PSUs and RSUs.

	Three months ended March 31, 2020	Three months ended March 31, 2019
Net earnings	$202,878	$110,146
Weighted average basic number of common shares outstanding (in '000s)	257,418	210,193
Basic earnings per share	$0.79	$0.52

Net earnings	202,878	110,146
Cash settling LTIP adjustment	(4,489)	—
Net earnings for diluted earnings	198,389	110,146
Weighted average diluted number of common shares outstanding (in '000s)	258,360	211,967
Diluted earnings per share	$0.77	$0.52

Weighted average diluted number of common shares for the three months ended March 31, 2020 and 2019 are calculated as follows:

	Three months ended March 31, 2020	Three months ended March 31, 2019
Weighted average basic number of common shares outstanding (in '000s)	257,418	210,193
In the money shares - share options (in '000s)	235	685
Dilutive RSUs and PSUs (in '000s)	707	1,089
Weighted average diluted number of common shares outstanding	258,360	211,967

14. SUPPLEMENTAL CASH FLOW INFORMATION

As at March 31, 2020, the Company’s cash balance of $530,897 (December 31, 2019 – $707,206) was held at major Canadian and Australian banks in deposit accounts, and was comprised of $475,428 (as at December 31, 2019 – $686,481) denominated in US dollars, which was exposed to movements in foreign exchange rates. As at March 31, 2020, the impact of a 10% strengthening or weakening in foreign exchange rates would have resulted in a decrease or increase of $14,567 in net earnings, respectively.

Supplemental information to the statements of cash flows is as follows:

	Three months ended March 31, 2020	Three months ended March 31, 2019
Change in non-cash working capital
Decrease in accounts receivable	$10,872	$2,349
Decrease (Increase) in inventories	53,959	(4,471)
Decrease (increase) in prepaid expenses	8,630	(901)
(Decrease) in accounts payable and accrued liabilities	(85,677)	(5,406)
	($12,216)	($8,429)

Investing and financing non-cash transactions
Plant and equipment acquired through lease	$—	$2,411

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Effective July 1, 2019, the Company made an accounting policy change to classify cash interest received within the condensed consolidated statement of cash flows for the three months ended March 31, 2020 and 2019 as an operating activity rather than a non-operating activity, which more appropriately reflects the nature of these cash flows. The comparative figures for the three months ended March 31, 2019 have been re-classified to conform with this change in accounting policy.

15. OPERATING SEGMENTS

The reportable operating segments are those operations for which operating results are reviewed by the President and Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

Each of the Company's reportable operating segments generally consists of an individual mining property managed by a single general manager and operations management team.

The Company’s operating segments reflect these multiple mining interests and are reported in a manner consistent with internal reporting used to assess the performance of each segment and make decisions about resources to be allocated to the segments.

The information reported below as at and for the three months ended March 31, 2020 and 2019 is based on the information provided to the President and Chief Executive Officer.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the three months ended March 31, 2020
	Macassa Mine	Holt Complex	Detour	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$80,594	$47,418	$179,383	$247,343	$—	$—	$554,738
Production costs	(26,408)	(28,425)	(87,817)	(18,942)	—	—	(161,592)
Royalty expense	(2,222)	(3,389)	(3,059)	(12,579)	—	—	(21,249)
Depletion and depreciation	(20,929)	(7,115)	(41,656)	(23,139)	—	—	(92,839)
Earnings from mine operations	31,035	8,489	46,851	192,683	—	—	279,058
Expenses
General and administrative	—	—	—	—	—	(12,562)	(12,562)
Transaction costs	—	—	—	—	—	(33,838)	(33,838)
Exploration	(1,058)	(273)	(1,557)	(2,211)	(832)	—	(5,931)
Care and maintenance	—	(5)	—	—	(2,885)	—	(2,890)
Earnings (loss) from operations	29,977	8,211	45,294	190,472	(3,717)	(46,400)	223,837
Other income (loss), net[1]							72,205
Finance items
Finance income[1]							2,596
Finance costs[1]							(4,113)
Earnings before income taxes							294,525

Expenditures on:
Mining interest	$26,663	$7,949	$39,295	$13,596	$14,558	$—	$102,061
Plant and equipment	8,744	1,208	8,517	19,734	1,840	363	40,406
Total capital expenditures[2]	$35,407	$9,157	$47,812	$33,330	$16,398	$363	$142,467

Total assets	$618,623	$204,646	$3,903,684	$447,267	$233,407	$542,053	$5,949,680
Total liabilities	$175,132	$57,062	$929,040	$144,856	$47,044	$272,198	$1,625,332
1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
2 Segment capital expenditures are presented on an accrual basis.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the three months ended March 31, 2019
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other[3]	Total
Revenue	$88,056	$43,935	$172,921	$—	$—	$304,912
Production costs	(22,419)	(26,233)	(21,388)	—	—	(70,040)
Royalty expense	(2,540)	(2,219)	(3,525)	—	—	(8,284)
Depletion and depreciation	(11,590)	(6,394)	(23,086)	(230)	—	(41,300)
Earnings (loss) from mine operations	51,507	9,089	124,922	(230)	—	185,288
Expenses
General and administrative	—	—	—	—	(12,099)	(12,099)
Exploration	(1,255)	(1,280)	(6,640)	(2,847)	—	(12,022)
Care and maintenance	—	(27)	—	(169)	—	(196)
Earnings (loss) from operations	50,252	7,782	118,282	(3,246)	(12,099)	160,971
Other income (loss), net[1]						(2,117)
Finance items
Finance income[1]						1,438
Finance costs[1]						(703)
Earnings before income taxes						159,589

Expenditures on:
Mining interest	$26,192	$5,709	$15,106	$3,635	$—	$50,642
Plant and equipment	33,849	5,022	16,971	10,257	1495	67,594
Total capital expenditures[2]	$60,041	$10,731	$32,077	$13,892	$1,495	$118,236

Total assets	$567,879	$197,962	$496,460	$117,778	$505,436	$1,885,515
Total liabilities	$178,085	$52,281	$126,915	$60,986	$83,396	$501,663
1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
2 Segment capital expenditures are presented on an accrual basis.
3 In 2019, the cash balance of $260.9 million was presented as part of the Northern Territory for operating segment note disclosure purposes, however the Company has changed the presentation of the cash balance to be included within the 'Corporate and Other' operating segment as it more accurately reflects the total assets of the operating segment.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The following table shows non-current assets by geographic region:

	Non-current assets
	As at
	March 31, 2020	December 31, 2019
Geographic information
Australia	$644,249	$712,845
Canada	4,583,851	1,050,142
Total	$5,228,100	$1,762,987

The following table summarizes sales to individual customers exceeding 10% of annual metal sales for the following periods:

	Metal sales
	Three months ended March 31, 2020	Three months ended March 31, 2019
Customer
1 - Australia	$243,608	$172,629
2 - Canada	111,333	52,173
3 - Canada	72,275	52,089
Total	$427,216	$276,891
% of total sales	77%	91%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold doré can be sold through numerous commodity market traders worldwide. The hierarchy of customers differ in the three months ended March 31, 2020 and 2019.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

16. FINANCIAL INSTRUMENTS

Carrying amounts of financial instruments

The carrying amounts of the financial assets and liabilities at March 31, 2020 and December 31, 2019 are as follows:

As at	March 31, 2020	December 31, 2019
Financial Assets
At fair value through profit or loss
Warrant investments (note 10)	$56	$1,605

Loans and receivables, measured at amortized cost
Cash	$530,897	$707,206
Accounts receivable (not including sales taxes)	1,728	3,110
	$532,625	$710,316

Investments in equity securities, measured at fair value through Other Comprehensive Income
Investments in equity securities (note 10)	$125,707	$253,540

Financial Liabilities
At fair value through profit or loss
Share based payment liabilities (note 12)	$17,437	$55,257
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$239,583	$151,760
Leases	26,362	15,316
	$283,382	$222,333

Fair values of financial instruments

The fair values of cash, accounts receivable, restricted cash, accounts payable and accrued liabilities approximate their carrying amounts due to the short term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statement of financial position is as follows:

As at	March 31, 2020	December 31, 2019
Level 1
Investments in equity securities - publicly traded	$122,049	$252,385
Share based payment liabilities (note 12)	$17,437	$55,257

Level 2
Warrant investments (note 10)	$56	$1,605

Level 3
Investments in equity securities - privately held	$3,658	$1,155

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

17. RELATED PARTY TRANSACTIONS

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

The Company entered into contracts with wholly-owned subsidiaries of Gekko Systems, a global mineral processing and equipment company. The total expense was $21 during the three months ended March 31, 2020 (year ended December 31, 2019 - $61). Ms. Elizabeth Lewis-Gray, a member of the Company’s Board of Directors effective September 26, 2019, is the Co-founder, Chair and Managing Director of Gekko Systems.

18. COVID-19 IMPACT

The recent outbreak of the coronavirus, also known as “COVID-19,” has spread across the globe and is impacting worldwide economic activity. Conditions surrounding the coronavirus continue to rapidly evolve and government authorities have implemented emergency measures to mitigate the spread of the virus. The extent to which the coronavirus may impact the Company’s business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken globally to contain and treat the disease.

In response to the extensive global health risks resulting from the COVID-19 pandemic, the Company introduced a number of measures in March to protect employees, their families and the Company’s communities. The health and wellbeing of the Company’s people is Kirkland Lake Gold’s top priority. Among these measures, the Company took steps to reduce the number of people at mine sites by transitioning to reduced operations Detour Lake (effective March 23 ,2020) and Macassa (April 2, 2020), and temporarily suspended operations at the Holt Complex (April 2, 2020). In addition, the Company introduced an extensive list of health and safety protocols including remote work wherever possible, medical screening, enhanced cleaning and hygiene practices, increased food safety, social distancing of workers and the increased reliance on technology such as hosting virtual meetings. As part of the health and safety protocols, the Company also suspended all non-essential work at, and visits to, all of the Company’s mine sites, including all exploration drilling and reduced levels of work at a number of projects, including the #4 Shaft project at Macassa and surface infrastructure projects at Fosterville. Operations have continued at Fosterville throughout the COVID-19 crisis, with the Company’s health and safety protocols having been introduced.

On May 6, 2020, the Company announced that it was beginning to recall employees who were off work as part of the COVID-19 protocols. The Company expects the ramp up of business activities to be gradual with the timing to be determined by ongoing government actions and other developments related to the pandemic. At the time of issuance of these interim financial statements, it was not possible to estimate the extent to which the COVID-19 pandemic will impact the Company’s business performance in 2020.

Given the Company's ability to continue operating its mines, albeit at a reduced capacity, no indicators of impairment were identified in relation to COVID-19. In addition, no adjustments have been made to the interim financial statements in relation to the impact of COVID-19.